News release

Zi Corporation Reports
2004 Year-End, Fourth Quarter Results

CALGARY, AB, March 15, 2005 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today reported results for its fiscal year and fourth quarter ended December 31, 2004. Zi Corporation total revenue in 2004 increased 26 percent over total revenue in 2003 and revenue for the Company's core Zi Technology business unit in 2004 rose 30 percent over 2003 levels. (Unless otherwise indicated, all monetary amounts in this news release are in U.S. dollars.)

President and CEO Michael D. Donnell said that 2004 was marked by significant improvements in the functionality, language data bases and overall quality of the Company's product lines, the continued development and near completion of a major new product and the conclusion of work needed to secure a key new customer at year end. Additionally, the strength of the Company's management team was greatly enhanced during the year as experienced senior level executives were hired to fill key marketing, sales, development and operations functions.

Total Zi Corporation revenue for the 12 months ended December 31, 2004 was $13.4 million, up from $10.6 million in 2003. The net loss for 2004, which included a number of one-time, non-cash charges, was $2.4 million, or a $0.06 loss per basic and diluted share, versus a net loss in 2003 of $2.9 million, or a loss per basic and diluted share of $0.08. The 2004 results included non-cash compensation expense of $1.4 million for the issuance of restricted stock units and for the issuance of non-employee stock options, and a $2 million impairment charge to make provision on a note receivable.

Excluding these non-cash compensation and impairment charges, the Company would have recorded a profit for 2004 of approximately $1 million, a $3.4 million improvement compared to 2003 on a similar basis. This is a non-GAAP measure which management believes is a useful measure of performance because the impairment charge is a non-recurring item and non cash compensation expense was significantly affected by a large and infrequent grant of restricted stock units, rather than reflective of the operations of the Company. The results for 2003 include $516,000 of non-cash compensation expense. Gross margin as a percentage of revenue in 2004 was 96.5 percent compared to 95.9 percent in 2003.

The Company's balance sheet as of December 31, 2004 showed cash and cash equivalents of $12.9 million, total assets of $21.7 million, and shareholders' equity of $15.7 million. This compares to cash and cash equivalents of $2.4 million, total assets of $10.7 million, and shareholders' equity of $4.3 million as of December 31, 2003. Zi Corporation continues to strengthen its balance sheet as cash and cash equivalents as of February 28, 2005 had grown to approximately $15.3 million, an increase from the 2004 year-end balance of more than $2.4 million

Revenue for the Company's Zi Technology business unit in 2004 was $12.9 million, up 30 percent from $9.9 million in the prior year. Revenue growth in the 2004 fourth quarter was impacted by a decrease in royalties from two of the Company's large, existing customers and a sequential decline in professional services fees from the 2004 third quarter. Operating profit for the Zi Technology business unit for all of 2004 was $4.3 million, up from $1.9 million in 2003. Revenue from the Company's e-Learning segment in 2004 was $504,000, compared to $684,000 in 2003.

"Zi Corporation had a strong year in 2004, revenue grew substantially year over year, we released Version 7 of eZiText, a greatly enhanced version of our predictive text input technology, and we established an important business relationship with the world's largest handset maker, Nokia. Our bolstered senior management team and our much improved balance sheet position us for what we believe will be a very good 2005.

"Furthermore in the past two months we have acquired the assets of an internationally known handwriting recognition company, Decuma AB of Sweden that expands our suite of product offerings and complements our predictive text technologies. For example, Zi's comprehensive language data bases, when integrated into Decuma's proprietary handwriting recognition software, can enhance our suite of handwriting recognition solutions with such features as word prediction and completion and the learning of user word preferences, which should give us a significant competitive advantage. And just last month at the 3GSM World Congress in France we launched Qix™, a revolutionary new technology designed to drive revenue for the carriers and make it much easier for mobile handset users to access their phone's full set of features," Donnell added.

Zi Corporation total revenue for the fourth quarter of 2004 was $3.2 million, with a net loss of $1.9 million, or a $0.04 loss per basic and diluted share, compared to total revenue of $3.6 million in 2003 with a net loss of $18,000, or a $0.00 loss per basic and diluted share. The 2004 fourth quarter results included a $2 million impairment charge to make provision on a note receivable.

Excluding this impairment charge and adjustments for non-cash compensation, the Company would have recorded a profit for the 2004 fourth quarter of approximately $17,000. Gross margin as a percentage of revenue was 96.9 percent in 2004 fourth quarter compared to 95.7 percent in the fourth quarter of the prior year.

Donnell further added that the Company believes the reduction in revenue growth in the 2004 fourth quarter was largely due to a number of product and corporate challenges faced by the Company in late 2003 and their affect on some customers' buying decisions at that time. Since it is often more than a year from the time a customer decides to buy Zi's products to when shipments of handsets embedded with those products begin, it can take four or five quarters before revenue is impacted.

"The business is now well capitalized, our financial strength has improved significantly and we have successfully launched new versions of eZiText and strengthened our sales and marketing organization," Donnell said. "Our new agreements signed in the last 12 months, together with the market acceptance of the new versions of our products, are solid evidence of the progress we have made, all of which bode well for the future. Furthermore, with the addition of Decuma and handwriting recognition we have broadened the product line. We are convinced that these factors, combined with the launch of Qix and the future release of other key products, can drive renewed revenue growth and profitability in 2005 and beyond."

There were 127 new device models embedded with eZiText released into the market during the 2004 fourth quarter and a total of 406 for the year. The number of new models with Zi technology embedded is a leading indicator of the progress the Company is making in expanding its potential for the generation of revenue, with models released in the later part of the year reflecting possible sources of incremental revenue in the mid to later half of 2005.

Selling, general and administrative expense ("SG&A") in the three months ended December 31, 2004 was approximately $1.7 million as compared to $2.2 million in the prior year period, and SG&A expense for all of 2004 was $9.3 million, compared to $8.1 million in 2003. SG&A expense for 2004, excluding $1.4 million in non-cash compensation expense related to the issuance of restricted stock units and non-employee stock options increased by approximately $300,000 from the prior year.

Product research and development expense for the 2004 fourth quarter and year were $921,000 and $2.4 million, respectively, compared to $579,000 and $2.1 million in the respective year-earlier periods. Gross expenditures on product development before capitalization of certain software costs in the 2004 fourth quarter and year increased by $669,000 and $1.7 million over the respective prior year periods, reflecting the Company's focused efforts on developing dramatically new and improved language database software. For the year ended December 31, 2004, the Company capitalized $1.7 million in software development costs compared to $238,000 in 2003.

Executive Summary of Operating Results
	Three Months Ended December 31,		Twelve Months Ended December 31,
(in thousands except per share amounts)	2004	2003	2004	2003
Revenue	$3,242	$3,630	$13,403	$10,603
Gross margin	3,140	3,474	12,931	10,168
Net income (loss)	(1,911)	(18)	(2,388)	(2,931)
Total assets	$21,699	$10,686	$21,699	$10,686
Net income (loss) per share - basic and diluted	$(0.04)	$(0.001)	$(0.06)	$(0.08)
Outstanding shares, weighted average	43,984	39,360	41,373	38,720
Outstanding shares, end of period	45,225	39,372	45,225	39,372

All dollar amounts are in United States dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company's consolidated financial statements and notes.

Change to Notes to Financial Statements Regarding Accounting for Stock Options:

The Company adopted US GAAP as the basis of presenting its financial statements effective December 31, 2003. Prior thereto, the Company presented its financial statements in accordance with Canadian GAAP.

As permitted under accounting principles generally accepted in the United States of America ("US GAAP") in respect of accounting for the grant of the Company's employee and director stock options, the Company has elected to use the intrinsic value method. Under this method, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. As such, companies that elect a method other than the fair value method of accounting (such as the intrinsic method) are required to disclose in the notes to the financial statements the pro forma net loss and loss per share information as if the fair value method of accounting had been used. The Company has included in the notes to its interim and annual filings such supplemental information, as required.

Prior to the fourth quarter of 2003, Canadian generally accepted accounting principles ("Canadian GAAP") allowed for accounting treatment similar to US GAAP for stock option grants granted after December 31, 2001. In the fourth quarter of 2003, the Company adopted the fair-value method of accounting for stock options under Canadian GAAP. The Company adopted the fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003. Under Canadian GAAP, the amounts recorded as stock compensation expense are included in the determination of net loss in the financial statements. As the Company's primary financial statements are prepared in accordance with US GAAP, the effect of this GAAP reporting difference was reported in the notes to the financial statements as a reconciling difference between US and Canadian GAAP.

At December 31, 2004, the Company's stock based compensation expense has been restated to better reflect the variety of vesting periods of its stock option grants. In 2003 and the first three quarters of 2004, the determination of the stock based compensation expense was based on amortization periods that did not best reflect the variety of vesting periods for the associated stock option grants. Accordingly, the Company has restated its financial statement note disclosure for each of the 2003 quarterly and 2003 annual reported stock compensation expense to reflect the appropriate amounts under US and Canadian GAAP; and the 2004 quarterly reported stock compensation expense and appropriate related balances under US GAAP, as discussed in the following paragraphs.

Stock compensation expense under Canadian GAAP for the three months ended March 31, June 30 and September 30, 2003, and year ended December 31, 2003 previously reported as $723,398, $884,303, $871,430 and $2,252,852, respectively has been restated to $157,191, $559,257, $594,874 and $1,679,224, respectively. As a result, pro forma net loss for the three months ended March 31, June 30 and September 30, 2003 and net loss for the year ended December 31, 2003, previously reported as $1,845,476, $2,414,018, $1,132,420 and $5,021,508, respectively has been restated to $1,279,269, $2,088,972, $855,864 and $4,447,880, respectively. Similarly, pro forma net loss per share, for the three months ended March 31, June 30 and September 30, 2003 and net loss per share for the year ended December 31, 2003, previously reported as $0.05, $0.06, $0.03 and $0.13 has been restated to $0.03, $0.05, $0.02 and $0.12, respectively. In addition, the shareholders equity under Canadian GAAP as at December 31, 2003, previously stated as $2,028,241 would be restated to $2,601,869.

Stock compensation expense under US GAAP for the three months ended March 31, June 30 and September 30, 2003, and year ended December 31, 2003 previously reported as $723,398, $884,303, $871,430 and $3,510,504, respectively has been restated to $834,863, $1,198,753, $1,260,368 and $4,640,744, respectively. As a result, pro forma net loss for the three months ended March 31, June 30 and September 30, 2003 and year ended December 31, 2003, previously reported as $1,845,476, $2,414,018, $1,132,420 and $6,441,613, respectively has been restated to $1,956,941, $2,728,468, $1,521,358 and $7,571,853, respectively. Similarly, pro forma net loss per share, for the three months ended March 31, June 30 and September 30, 2003 and year ended December 31, 2003, previously reported as $0.05, $0.06, $0.03 and $0.17, respectively, has been restated to $0.05, $0.07, $0.04 and $0.20, respectively.

Stock compensation expense under US GAAP for the three months ended March 31, June 30 and September 30, 2004 previously reported as $567,378, $624,307 and $652,124, respectively, has been restated to $981,750, $572,452 and $845,522, respectively. As a result, pro forma net income (loss) for the three months ended March 31, June 30 and September 30, 2004, previously reported as $(2,024,432), $(370,199) and $73,374, respectively, has been restated to $(2,438,804), $(318,344) and $(120,024), respectively. Similarly, pro forma net income (loss) per share, for the three months ended March 31, June 30 and September 30, 2004, previously reported as $(0.05), $(0.01) and $0.002, respectively, has been restated to $(0.06), $(0.01) and $(0.003), respectively.

Conference Call
 As previously announced, Zi is conducting a conference call to review its financial results today at 11:30 AM EST (Eastern). The dial-in number for the call in North America is 1 800-500-3170 and 1-719-457-2733 for overseas callers. A live audio webcast and replay of the call can be accessed for 10 days at the Company's website at www.zicorp.com.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the new Qix™ service discover engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in Zi Corporation's most recent reports on SEDAR, Form 20-F and Form 6-K, each as it may be amended from time to time. Zi Corporation's results of operations for the fourth quarter and year ended December 31, 2004 are not necessarily indicative of Zi Corporation's operating results for any future periods. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com

TABLES FOLLOW

ZI CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 31	2004	2003
(All amounts in United States of America dollars except share amounts)

Assets
Current assets
Cash and cash equivalents	$12,889,335	$2,366,885
Accounts receivable, net of allowance of $154,108 (2003 - $507,640)	5,570,869	4,020,264
Accounts receivable from related party	43,629	33,187
Prepayments and deposits	414,994	399,767
Total current assets	18,918,827	6,820,103

Notes receivable	-	2,000,000
Capital assets - net	1,087,957	1,277,755
Intangible assets - net	1,692,087	587,720
Investment in significantly influenced company	-	-
	$21,698,871	$10,685,578

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$3,081,280	$4,099,307
Deferred revenue	2,704,105	1,099,573
Notes payable	-	1,000,000
Current portion of other long-term liabilities	71,969	73,572
Total current liabilities	5,857,354	6,272,452

Other long-term liabilities	92,361	132,033
	5,949,715	6,404,485

Contingent liabilities, commitments and guarantees

Shareholders' equity
Share capital
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized, 45,225,190 (2003 - 39,371,560) issued and outstanding	106,025,634	93,957,652
Additional paid-in capital	2,114,190	601,744
Accumulated deficit	(91,927,031)	(89,538,832)
Accumulated other comprehensive loss	(463,637)	(739,471)
	15,749,156	4,281,093
	$21,698,871	$10,685,578

See accompanying notes to consolidated financial statements.

ZI CORPORATION
CONSOLIDATED STATEMENTS OF LOSS

Years ended December 31	2004	2003	2002
(All amounts in United States of America dollars except share amounts)

Revenue
License and implementation fees	$12,898,838	$9,918,998	$6,480,938
Other product revenue	504,213	684,070	1,935,309
	13,403,051	10,603,068	8,416,247

Cost of sales
License and implementation fees	362,562	349,824	251,613
Other product costs	109,252	85,711	803,424
	471,814	435,535	1,055,037

Gross margin	12,931,237	10,167,533	7,361,210

Operating expenses

Selling, general and administrative	(9,281,365)	(8,137,551)	(11,371,764)
Litigation and legal	(833,197)	(886,860)	(7,511,908)
Product research and development	(2,350,141)	(2,098,735)	(2,780,180)
Depreciation and amortization	(926,886)	(1,380,265)	(2,226,572)
Impairment of note receivable	(2,000,000)	-	-
Impairment of goodwill	-	-	(1,258,889)
Impairment of intangible assets	-	-	(1,457,405)

Operating loss before undernoted	(2,460,352)	(2,335,878)	(19,245,508)

Interest on capital lease obligation	(25,558)	(9,856)	(88,614)
Other interest expense	(30,839)	(608,858)	(125,976)
Interest income and other income	128,550	23,483	182,360
Equity interest in loss of significantly influenced company	-	-	(220,687)
Loss from continuing operations before income taxes	(2,388,199)	(2,931,109)	(19,498,425)
Income taxes	-	-	-
Loss from continuing operations	(2,388,199)	(2,931,109)	(19,498,425)

Discontinued operations
Loss from discontinued operations	-	-	(5,707,850)
Net loss	$(2,388,199)	$(2,931,109)	$(25,206,275)

Basic and diluted loss from continuing operations per share	$(0.06)	$(0.08)	$(0.52)
Loss from discontinued operations per share	-	-	(0.15)
Basic and diluted loss per share	$(0.06)	$(0.08)	$(0.67)
Weighted average common shares	41,373,309	38,719,786	37,767,000
Common shares outstanding, end of period	45,225,190	39,371,560	37,914,250

See accompanying notes to consolidated financial statements.

ZI CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31	2004	2003	2002
(All amounts in United States of America dollars)
Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(2,388,199)	$(2,931,109)	$(19,498,425)
Items not affecting cash:
Loss on dispositions of capital assets	9,899	2,415	146,418
Depreciation and amortization	926,886	1,380,265	2,226,572
Impairment of note receivable	2,000,000	-	-
Impairment of goodwill	-	-	1,258,889
Impairment of intangible assets	-	-	1,457,405
Non-cash interest expense	-	95,344	-
Non-cash compensation expense	685,767	516,353	-
Non-cash consultant compensation expense	685,631	-	-
Equity in net loss of significantly influenced company	-	-	220,687
Decrease (increase) in non-cash working capital	(989,769)	(370,608)	1,202,139
Cash flow from (used in) operating activities	930,215	(1,307,340)	(12,986,315)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	12,209,030	2,937,228	720,904
Settlement of note payable	(1,000,000)	(3,300,000)	-
Issuance of note payable	-	1,000,000	3,250,450
Payment of capital lease obligations	-	(96,223)	(104,900)
Cash flow from financing activities	11,209,030	541,005	3,866,454

Cash flow from (used in) investing activities:
Short-term investments	-	-	5,385,172
Purchase of capital assets	(178,258)	(133,297)	(922,171)
Proceeds from capital dispositions	-	2,772	32,305
Software development costs	(1,661,974)	(237,618)	(452,573)
Other deferred costs	(52,397)	(47,622)	(152,339)
Acquisition of subsidiaries net of bank indebtedness	-	-	(1,194,494)
Sale of subsidiary net of cash given up	-	-	(350,669)
Cash flow from (used in) investing activities	(1,892,629)	(415,765)	2,649,909

Cash flow used by discontinued operations	-	-	(2,290,319)
Effect of foreign exchange rate changes on cash and cash equivalents	275,834	162,453	158,641
Net cash inflow (outflow)	10,522,450	(1,019,647)	(8,601,630)
Cash and cash equivalents, beginning of year	2,366,885	3,386,532	11,988,162
Cash and cash equivalents, end of year	$12,889,335	$2,366,885	$3,386,532

Non cash financing activity
Equipment acquired under capital lease	$29,188	$-	$21,678
Acquisition of subsidiary	$-	$-	$324,057
Components of cash and cash equivalents
Cash	$5,867,700	$2,366,885	$3,386,532
Cash equivalents	$7,021,635	$-	$-
Supplemental cash flow information
Cash paid for interest	$56,397	$523,370	$87,576
Cash paid for income taxes	$-	$-	$-

See accompanying notes to consolidated financial statements.

Selected Notes to the Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

NATURE OF OPERATIONS

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 16 to the Company's December 31, 2004 audited consolidated financial statements. Prior to December 31, 2003, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP with annual reconciliation of the Company's financial position and results of operations to US GAAP. Management elected to report in conformity with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. Effective March 31, 2004, the Company initiated reporting its consolidated financial statements in US dollars, with comparative periods restated to US dollars.